FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2004

Commission File Number 000-50544

LIPMAN ELECTRONIC ENGINEERING LTD.

(Translation of registrant's name into English)

11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following documents are being submitted herewith:

1.	Lipman Electronic Engineering Ltd. Notice of Special Meeting of Shareholders;

2.	Lipman Electronic Engineering Ltd. Proxy Statement for a Special Meeting of Shareholders to be held on April 21, 2004; and

3.	Lipman Electronic Engineering Ltd. Proxy Card.

The information set forth in this Form 6-K is hereby incorporated by reference into the Registration Statement on Form S-8 (File No. 333-112993) of Lipman Electronic Engineering Ltd.

Item 1

LIPMAN ELECTRONIC ENGINEERING LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
April 21, 2004

TO THE SHAREHOLDERS OF LIPMAN ELECTRONIC ENGINEERING LTD.:

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Meeting") of LIPMAN ELECTRONIC ENGINEERING LTD, a company formed under the laws of the State of Israel (the "Company"), will be held on Wednesday, April 21, 2004 at 17:00 p.m., local time, at the principal executive offices of the Company located at 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel, for the following purpose:

To change the Company's securities reporting obligations from reporting in conformity with the Israeli Securities Act - 1968 to reporting in conformity with the U.S. Securities Exchange Act of 1934, as amended, pursuant to Section 35 (xxxii) of the Israeli Securities Act.

This proposal is more fully described in the attached Proxy Statement to be mailed to the shareholders on or about April 1, 2004.

Only shareholders who held shares at the close of business March 31, 2004 (the "Record Date") are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy, other then the controlling shareholders of the company, is necessary for the approval of the proposal.

All shareholders are cordially invited to attend the Meeting in person. Any shareholder attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS

Jacob Perry Chairman of the Board

Rosh Haayin, Israel
April 1, 2004

Item 2

LIPMAN ELECTRONIC ENGINEERING LTD

PROXY STATEMENT FOR A SPECIAL MEETING OF SHAREHOLDERS
April 21, 2004

The enclosed proxy is solicited on behalf of the Board of Directors of LIPMAN ELECTRONIC ENGINEERING LTD. (the "Company") for use at the Company's Special Meeting of Shareholders (the "Meeting") to be held on Wednesday, April 21, 2004 at 17:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 11 Haamal Street, Park Afek, Rosh Haayin, 48092 Israel. The telephone number at that address is 011-972-3-902-9730.

These proxy solicitation materials were mailed on or about April 1, 2004 to all shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record at the close of business on March 31, 2004 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. Also, shareholders who hold Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Meeting.

At the Record Date, 13,905,148 Ordinary Shares were issued, of which 12,942,318 Ordinary Shares were outstanding and 962,830 Ordinary Shares were held in treasury.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at the address set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Pursuant to the Company's Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least 33.3% of the outstanding voting power of the Company is necessary to constitute a quorum at the Meeting. Shares held by controlling shareholders will be counted in determining if a quorum is present. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. At such adjourned meeting any two shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matter upon which the shareholders will be asked to vote is specified below. Each Ordinary Share is entitled to one vote on each proposal or item that comes before the Meeting.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by directors, officers and other employees of the Company by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any other information furnished to the shareholders, will be borne by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Ordinary Shares.

PROPOSAL

To change the Company's securities reporting obligations from reporting in conformity with Israeli Securities Act - 1968 to reporting in conformity with the U.S. Securities Act of 1934, as amended.

Background

The Company's shares have been traded on the Tel Aviv Stock Exchange ("TASE") since 1993. The Company recently offered its shares pursuant to an initial public offering in the United States. In connection with that offering the Company filed a registration statement and a prospectus with the U.S. Securities and Exchange Commission and listed its ordinary shares on the Nasdaq National Market. Our ordinary shares began trading on the Nasdaq National Market on January 29, 2004.

The consolidated financial statements included in the registration statement and the prospectus were prepared in U.S. dollars in accordance with generally accepted accounting principles (GAAP) as applied in the U.S. Prior to the offering in the United States, the Company's shares were listed only on the TASE and, in accordance with the rules of the Israeli Securities Authority and the TASE, the Company reported its consolidated financials statements in Israel in NIS prepared in accordance with GAAP as applied in Israel. For the year ended December 31, 2003, the Company reported its financial statements in Israel in accordance with Israeli GAAP and in the United States in accordance with U.S. GAAP.

The Company believes that it is confusing to investors for the Company to report its financial statements in two different ways. In addition, the Company's business activities are carried out predominantly in U.S. dollars and the majority of its financial assets are held in U.S. dollars.

It is the common practice for Israeli companies listed on both Nasdaq and TASE to report their financial statements in accordance with U.S. GAAP and to comply with the disclosure requirements of U.S. securities laws. The Israeli Securities Act permits a dual listed company, such as our company, to comply only with the U.S. Securities Exchange Act of 1934, as amended, subject to the approval of its shareholders.

Because of the recent public offering in the United States and the listing of the Company's shares on Nasdaq, the Board of Directors of the Company believes that it is in the best interests of the Company and its shareholders that the Company be able to issue one set of financial statements that are prepared in U.S. dollars according to U.S GAAP, and that the Company report under and observe the disclosure requirements of U.S securities laws, including the U.S. Securities Exchange Act of 1934, as amended.

Proposal

To change the Company's securities reporting obligations from reporting in conformity with the Israeli Securities Act - 1968 to reporting in conformity with the U.S. Securities Exchange Act of 1934, as amended, as permitted by Section 35 (xxxii) of the Israeli Securities Act. Upon approval of this proposal, the consolidated financial statements of the Company will be reported only in U.S. dollars in accordance with U.S. GAAP and not in NIS in accordance with Israeli GAAP. Assuming approval of this proposal, the Company expects to begin reporting its financial statements only in U.S. dollars in accordance with U.S. GAAP when it reports its results for the quarter ended March 31, 2004.

Vote Required

According to Section 35(xxxii) to the Israeli Securities Act, the change from reporting in conformity with the Israeli Securities Act to reporting in conformity with U.S. Securities Exchange Act of 1934 as amended, requires the affirmative vote of the holders of a majority of the outstanding

Ordinary Shares of the Company, represented at the Meeting in person or by proxy, other than the controlling shareholders of the company.

Under Israeli law, Mivtach Shamir Holdings Ltd and Mez Op Holdings Ltd are considered to be controlling shareholders and, accordingly, the votes of their shares will not be counted in determining approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote "FOR" the change in the Company's securities reporting obligations from reporting in conformity with Israeli Securities Act - 1968 to reporting in conformity with the U.S. Securities Exchange Act of 1934, as amended.

By Order of the Board of Directors
Jacob Perry Chairman of the Board

Dated: April 1, 2004

Item 3

LIPMAN ELECTRONIC ENGINEERING LTD
PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 21, 2004

The undersigned shareholder of Lipman Electronic Engineering Ltd. (the "Company") hereby appoints Mr. JACOB PERRY, or if unable attend, Mr. MIKE LILO, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the shares of the Company that the undersigned is entitled to vote at the Special Meeting of Shareholders of the Company (the "Meeting") to be held at the principal executive offices of the Company, 11 Haamal Street, Park Afek, Rosh Haayin, 48092, Israel, on Wednesday, April 21, 2004, at 17:00 p.m. (local time), and at any adjournment thereof.

(Continued and to be signed on the reverse side)

Special Meeting of Shareholders of

LIPMAN ELECTRONIC ENGINEERING LTD

April 21, 2004

Please date, sign and mail
your proxy card in the
envelop provided as soon
as possible.

Please detach along perforated line and mail in the envelop provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOP. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made this proxy will be voted FOR:

1.	To change the Company's securities reporting obligations from reporting in conformity with the Israeli Securities Act – 1968 to reporting in conformity with the U.S. Securities Exchange Act of 1934, as amended, pursuant to Section 35(xxxii) of the Israeli Securities Act.

  FOR                               AGAINST                              ABSTAIN

The undersigned hereby acknowledges receipt of the Notice of the Special Meeting of Shareholders and the Proxy Statement accompanying such Notice, revoke any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                                  Date

Signature of Shareholder                                  Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIPMAN ELECTRONIC ENGINEERING LTD. (Registrant)
By: /s/ Mike Lilo
Mike Lilo Executive Vice President, Finance and Chief Financial Officer

Dated: March 31, 2004